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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 23669

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/11 (MM/DD/YY) AND ENDING 03/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Instinet, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1095 avenue of the Americas
(No. and Street)

New York	New York	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	New York	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

6/6/12

OATH OR AFFIRMATION

I, Nathalie Cahlik-Leroy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Instinet, LLC, as of March 31st, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


CAROLINE V BURGONIO
Notary Public - State of New York
NO. 01BU6190867
Qualified in Kings County
My Commission Expires 07/14/2012

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



STATEMENT OF FINANCIAL CONDITION

Instinet, LLC
(A Wholly-Owned Subsidiary of Instinet Holdings Incorporated)
March 31, 2012
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP


ERNST & YOUNG

Instinet, LLC
(A Wholly-Owned Subsidiary of Instinet Holdings Incorporated)

Statement of Financial Condition

March 31, 2012

Contents

Ernst & Young

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Member of
Instinet, LLC

We have audited the accompanying statement of financial condition of Instinet, LLC (the "Company") as of March 31, 2012. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Instinet, LLC at March 31, 2012, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

May 25, 2012

Instinet, LLC
(A Wholly-Owned Subsidiary of Instinet Holdings Incorporated)
Statement of Financial Condition

March 31, 2012

Assets	
Cash and cash equivalents (includes $5,000,000 of restricted cash)	$ 142,388,470
Cash segregated in compliance with federal regulations	11,500,000
Securities borrowed	13,789,200
Receivable from broker-dealers and clearing organizations	122,456,598
Receivable from customers	36,152,170
Transaction fees and other receivables, net	32,885,817
Receivable from affiliates	5,154,965
Deferred tax asset	2,529,120
Other assets	3,791,552
Total assets	$ 370,647,892
Liabilities and member's equity	
Securities loaned	$ 46,487,600
Accounts payable	48,114,998
Payable to broker-dealers and clearing organizations	40,570,373
Payable to customers	27,879,683
Accrued compensation	11,610,111
Payable to affiliates	7,779,092
Accrued expenses and other liabilities	13,890,107
Total liabilities	196,331,964
Commitments and contingent liabilities	
Total member's equity	174,315,928
Total liabilities and member's equity	$ 370,647,892

See accompanying notes.

1. Nature of Business

Instinet, LLC (the "Company" or "Instinet") is a wholly-owned subsidiary of Instinet Holdings Incorporated ("IHI" or "Member"), which is ultimately owned by Nomura Holdings, Inc. ("NHI").

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). FINRA is the Company's designated examining authority.

Additionally the Company is a member of BATS Y-Exchange, BATS Z-Exchange, BOX Options Exchange, Chicago Stock Exchange, Chicago Board Options Exchange, C2 Options Exchange, CBOE Stock Exchange, EDGA Exchange, EDGX Exchange, International Securities Exchange, NASDAQ OMX BX, NASDAQ OMX PHLX, the NASDAQ Options Market, the NASDAQ Stock Market, National Stock Exchange, the New York Stock Exchange, NYSE Amex and NYSE Arca.

Further, Instinet is a futures commission merchant registered with the Commodity Futures Trading Commission ("CFTC") and is a member of the National Futures Association ("NFA").

Instinet is a global electronic agency securities broker which offers sales trading support, sophisticated trading tools and advanced technology to institutional customers for the execution of their securities orders in global market centers or with other customers. The Company's customers may also trade outside traditional market hours and obtain select independent third-party research. Instinet acts as a clearing broker for its customers, provides securities clearance, customer financing and securities lending services.

2. Significant Accounting Policies

New Accounting Pronouncements

In May 2011, the FASB issued amendments to ASC 820 through the issuance of ASU 2011-04 *Fair Value Measurements* (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs ("ASU 2011-04"), which amends the accounting requirements for measuring fair value and fair value measurement disclosures. ASU 2011-04 is effective prospectively during interim and annual periods beginning

2. Significant Accounting Policies (continued)

after December 15, 2011. The Company adopted ASU 2011-04 effective January 1, 2012. The adoption of the revised guidance has not had a material impact on the Company's statement of financial condition.

Accounting Estimates

The preparation of the Company's statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the statement of financial condition and accompanying notes. Management believes that the estimates used in the preparation of the statement of financial condition are prudent and reasonable. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly-liquid investments with original maturities of three months or less to be cash equivalents. At March 31, 2012, cash and cash equivalents included $133,987,634 invested in money market mutual funds defined under Rule 2a-7 of the Investment Company Act of 1940 and money market deposits held at five major U.S. financial institutions. As these money market funds are valued based on quoted net asset values, the carrying value of these instruments at March 31, 2012 approximated fair value.

The Company also has $5,000,000 of restricted cash fully securing four letters of credit. These four letters of credit were issued by a diversified U.S. financial institution on behalf of the Company to secure certain of the Company's customers' soft dollar credit balances, only in the event of the bankruptcy of the Company. These letters of credit have final expiration dates of May 31, 2012 for $2,500,000, June 30, 2012 for $500,000, December 31, 2012 for $1,000,000 and September 30, 2013 for $1,000,000. At March 31, 2012, no amounts had been drawn under any of the letters of credit.

Cash Segregated in Compliance with Federal Regulations

The Company had $11,500,000 in cash at March 31, 2012 segregated in special reserve bank accounts for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

2. Significant Accounting Policies (continued)

Securities Borrowed and Loaned

Securities borrowed and securities loaned are collateralized financing arrangements that are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions are used by the Company to facilitate the settlement process and require the Company to deposit cash, letters of credit or other collateral with the lender. The Company also has a securities borrowing and lending matched book business, in which it borrows securities from one party and lends them to another party.

The amount of collateral required to be deposited for securities borrowed is an amount generally in excess of market value of the securities borrowed. For securities loaned, the Company receives collateral in the form of cash that typically exceeds the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned daily, with additional collateral obtained, or refunded, when deemed appropriate.

When the Company borrows securities, it provides cash to the lenders as collateral and earns interest income. Similarly, when the Company lends securities to another party, that party provides cash to the Company as collateral and the Company pays interest expense. Interest income and interest expense are recorded on the statement of operations for these securities borrowing/lending activities.

Collateralized Financing Agreements

In the normal course of business, the Company obtains securities borrowed on terms that permit it to repledge or resell the securities to others. At March 31, 2012, the Company obtained securities with a fair value of approximately $13,371,975 on such terms, of which approximately $11,870,398 have been either repledged or otherwise transferred to others in connection with the Company's financing activities or to meet customers' needs.

Receivable from and Payable to Customers

Amounts receivable from and payable to customers represent contractual amounts from securities transactions and are reported on a settlement-date basis. Securities owned by customers, other than those fully paid for, are held as collateral for receivables. Such collateral is not reflected on the statement of financial condition.

2. Significant Accounting Policies (continued)

Transaction Fees and Other Receivables, Net

Transaction fees and other receivables are reported net of an allowance for doubtful accounts of $529,354. The allowance for doubtful accounts is based on the Company's assessment of the collectability of customer accounts. The Company regularly reviews the allowance by considering factors such as historical experience, credit quality, age of the accounts receivable balances and current economic conditions that may affect a customer's ability to pay.

Transaction Fees, Net

Transaction fees are generated by customers trading securities and are charged on a per share basis. Transaction fees are recorded on a trade-date basis.

Rebates from Market Centers and Exchanges and Rebates to Customers and Broker-Dealers

Instinet recognizes rebates from market centers and exchanges that relate to credits received from certain market centers and exchanges for posting transactions into their order books. These credits are accounted for on a trade-date basis in income.

Conversely, when clients provide liquidity to market centers through Instinet, they may also receive credits, which are accounted for as an expense on a trade-date basis.

Soft Dollar Arrangements

Customers are permitted to allocate a portion of their gross commissions to pay for research products and other qualifying services provided by third parties. The amounts allocated for those purposes are commonly referred to as soft dollar arrangements. A significant portion of the Company's transaction fee revenue is the result of trading activity executed under such arrangements. The Company's customers are under no obligation to place any minimum volume of trades with the Company, nor is the Company obligated to provide any services or benefits to customers under these arrangements before payment is received.

Section 28(e) of the U.S. Securities Exchange Act of 1934, as amended, provides a "safe harbor" to trading advisors to use soft dollars generated to obtain investment research and brokerage services that provide lawful and appropriate assistance to the advisor in the performance of investment decision-making responsibilities.

2. Significant Accounting Policies (continued)

Soft Dollar Arrangements (continued)

Soft dollar expense primarily relates to the purchase of third-party research products and is recorded on a trade-date basis. The Company reports its transaction fee revenue from soft dollar customers gross of its soft dollar expense, as it is the primary obligor under such arrangements.

Instinet recorded $5,415,126 of prepaid soft dollar expenses, net of an allowance for doubtful accounts of $242,200, in transaction fees and other receivables, net on the statement of financial condition. The Company also recorded $48,030,312 of accumulated credits in accounts payable on the statement of financial condition.

Under its T*Share program, the Company arranges for customers to trade with multiple brokers while centralizing the payment of soft dollar expenses at the Company. Participating brokers reach an agreement with Instinet to transfer trading and commission data, as needed. The Company charges the executing brokers an administrative fee recorded in other revenues on the statement of operations. The Company records a receivable from executing brokers in transaction fees and other receivables, net and a corresponding payable in accounts payable on the statement of financial condition.

Clearing, Brokerage and Exchange Fees

Clearing, brokerage and exchange fees relate primarily to the fees charged by market centers or regulators for trading and clearing transactions, and the costs incurred for market data content for U.S.-based clients. Trading-related costs are recorded on a trade-date basis.

Foreign currency transactions

Assets and liabilities denominated in foreign currencies are re-measured into U.S. dollar equivalents using period-end spot foreign exchange rates while income and expenses are re-measured at the average exchange rates during the fiscal year. Gains and losses resulting from foreign currency re-measurements are included in income or expenses as applicable.

2. Significant Accounting Policies (continued)

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the statement of financial condition carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

In accordance with ASC 740, *Income Taxes* ("ASC 740"), the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized based on a cumulative probability approach. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. As of March 31, 2012, the Company did not identify any unrecognized tax benefits that should be recorded with respect to its tax positions in accordance with ASC 740-10.

The Company's policy is to treat interest and/or penalties related to income tax matters and uncertain tax positions as part of pretax income.

Derivatives

From time to time, the Company may enter into forward foreign currency contracts to facilitate customers' settling transactions in various currencies.

The Company enters into forward foreign currency contracts with third parties, with terms generally identical to its customers' transactions, thereby mitigating its exposure to currency risk. These typically do not extend beyond 14 days. The realized and unrealized gains and losses resulting from these transactions are recognized in other revenues on the statement of operations during the period in which they are incurred. All derivative instruments are presented at their fair value in the statement of financial condition in receivable from and payable to broker-dealers and clearing organizations.

3. Receivable from and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations as of March 31, 2012, consist of the following:

	Receivable	Payable
Securities failed-to-deliver/receive	$ 29,887,404	$ 38,774,981
Receivable/payable from/to clearing organizations	43,832,816	–
Trade date receivable, net	48,544,365	–
Fees, commissions and other receivable/payable	192,013	1,795,392
	$ 122,456,598	$ 40,570,373

Fails to deliver balances arise when the Company does not deliver securities on settlement date. The Company records the selling price of the security as a receivable due from the purchasing broker-dealer. The receivable is collected upon delivery of the securities. Fails to receive balances arise when the Company does not receive securities on settlement date. The Company records the amount of the purchase price of the security as a payable due to the selling broker. The liability is paid upon receipt of the securities.

Receivables from clearing organizations relate to clearing deposits required by clearing organizations. The Company provides additional deposits as requested by clearing organizations.

Trade date receivable, net relates to trades done by certain clients that settle their trades with Instinet prior to the regular-way settlement date. Instinet records the net of all such transactions with clearing organizations as a receivable or a payable.

4. Related Party Transactions

At March 31, 2012, balances with related parties are included in the following statement of financial condition captions:

Assets	
Transaction fees and other receivables, net	$ 149,874
Receivable from affiliates	5,154,965
Liabilities	
Payable to affiliates	$ 7,779,092

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530
Tel: 212 773 3000

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Member and Management of Instinet, LLC:

We have performed the procedures enumerated below, which were agreed to by the Member and management of Instinet, LLC (the "Company"), the Securities Investor Protection Corporation ("SIPC"), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, the Commodity Futures Trading Commission, and the National Futures Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating Instinet, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year April 1, 2011 through March 31, 2012. Instinet, LLC's management is responsible for Instinet, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting agreement without exception.

2. Compared the amounts reported on FOCUS reports for the year April 1, 2011 through March 31, 2012 with the amounts reported in Form SIPC-7 for the year April 1, 2011 through March 31, 2012, noting agreement without exception.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers provided to us by the representatives of the Company, noting agreement without exception.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments, noting agreement without exception.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year April 1, 2011 through March 31, 2012. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

Ernst & Young LLP
May 29, 2012

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended March 31st , 2012
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Instinet, LLC
1095 avenue of the Americas
4th Floor
New York, NY 10036
8-23669
March 2012

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Laure Richmond - 212-310-4307

2. A. General Assessment (item 2e from page 2) $1,003,161

B. Less payment made with SIPC-6 filed (exclude interest) (515,770)
10/31/2011
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 487,391

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $487,391

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $487,391

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Instinet, LLC
(Name of Corporation, Partnership or other organization)


(Authorized Signature)

Dated the 18th day of May, 20 12.

Nathalie Leroy - Instinet, LLC CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ____ Received ____ Reviewed ____

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1st, 20 11 and ending March 31st, 20 12
Eliminate cents

Item No.		
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$520,824,726
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
(2) Net loss from principal transactions in securities in trading accounts.		
(3) Net loss from principal transactions in commodities in trading accounts.		
(4) Interest and dividend expense deducted in determining item 2a.		
(5) Net loss from management of or participation in the underwriting or distribution of securities.		
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		
(7) Net loss from securities in investment accounts.		
Total additions		
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		
(2) Revenues from commodity transactions.		
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		119,554,981
(4) Reimbursements for postage in connection with proxy solicitation.		
(5) Net gain from securities in investment accounts.		3,911
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):		
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$1,609	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$	
Enter the greater of line (i) or (ii)		1,609
Total deductions		119,560,501
2d. SIPC Net Operating Revenues		$401,264,225
2e. General Assessment @ .0025		$1,003,161

(to page 1, line 2.A.)

4. Related Party Transactions (continued)

Instinet and its affiliates entered into a cross-border agreement and a profit sharing agreement as of April 1, 2009. The cross-border agreement requires each affiliate to record revenue and associated brokerage, clearing and exchange ("BCE") costs for all the securities cleared and settled by each affiliate. Consequently, the Company began recording all revenues and BCE costs associated with U.S. and South American equities (through its relationships with local brokers) as of April 1, 2009.

Prior to adopting the new profit sharing agreement as of April 1, 2009, the Company, with the assistance of expert advisors, conducted a "functional analysis" with the intent of a) ascertaining the functions that drive profitability and b) developing a profit allocation method that would comply with the US tax transfer pricing regulations (IRC section 482) and the Organization for Economic Cooperation and Development ("OECD") guidelines with respect to transfer pricing.

The global profit sharing agreement provides for a routine return on expenses that are not linked to revenue drivers (defined as customer relationship or technology), along with a sharing of global residual profit along the defined revenue drivers.

The Company believes that this method is compliant with the relevant tax rules in all jurisdictions in which it does business.

Instinet Group, LLC ("IGLLC"), is a wholly-owned subsidiary of IHI that provides various services to the Company. Pursuant to an operating agreement, IGLLC provides the Company with operational, management and administrative personnel, facilities and other services necessary to conduct its business in exchange for a fee. The service fee is equal to IGLLC's eligible expenses, net of income, plus 5%.

The Company provides various operational, management and administrative personnel services to Meet the Street, LLC, a subsidiary of IHI.

The Company earns revenue for certain execution services provided to Nomura Securities International, Inc. ("NSI") for trading in U.S. securities.

Substantially all employees of the Company participate in a defined contribution pension plan sponsored by IHI. The IHI Savings Plan ("401(k) Plan") was established under Section 401(k) of the Internal Revenue Code. Eligible employees can contribute up to 50% of their annual base

4. Related Party Transactions (continued)

salary to the 401(k) Plan. IHI matches a discretionary amount of the employees' pre-tax contributions. To be eligible for the contribution, an employee needs to be an active employee as of March 31, 2012 with at least three months' service.

Certain of the Company's employees were granted notional stock units ("NSU") of NHI in April 2010 and May 2011. These units become vested after two or three years respectively and are payable to the recipient in cash based on the fair market value of the NSUs at the date of vesting. Therefore, the Company's ultimate payment under such awards is not fixed at the date of the grant, requiring re-measurement of such awards at each statement of financial condition date. During the fiscal year ended March 31, 2012, the Company recorded its allocated share of $2,425,448 in accrued compensation on the statement of financial condition.

For the 2010 and 2011 NSU Plans, Nomura International PLC entered into an economic hedge on behalf of itself and certain affiliates for which Instinet, LLC recorded its allocated portion of $775,635 in the statement of financial condition as a reduction in receivable from affiliates.

5. Commitments, Contingencies and Guarantees

From time to time, the Company may be involved in various legal and regulatory proceedings arising in the ordinary course of business. The Company is also subject to periodic regulatory audits, inspections and investigations. While any litigation contains an element of uncertainty, management believes, after consultation with counsel, that the outcomes of such proceedings or claims are unlikely to have a material adverse effect on the Company's statement of financial condition.

In the normal course of business, the Company may enter into legal contracts that contain a variety of representations and warranties that provide general indemnification to others. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be asserted against the Company that have not yet occurred.

However, based on the Company's experience, the Company does not expect that any such indemnifications will have a material adverse effect on the Company's statement of financial condition.

6. Credit, Market and Other Risks

The Company is exposed to market risk from its customers' securities transactions during the period between the transaction date and the settlement date. The settlement cycle is generally three business days in the U.S. equities markets and can be as much as five days in some international markets. In addition, the Company may have exposure that extends beyond the settlement date in the case of a party that does not settle in a timely manner by failing either to make payment or to deliver securities. The Company holds the securities that are the subject of the transaction as collateral for its customer receivables. Adverse movements in the prices of these securities can increase the Company's market risk.

The majority of the Company's transactions, including derivatives and, consequently, the concentration of its credit exposure are with broker-dealers and other financial institutions, primarily located in the United States.

The Company seeks to manage its risks through a variety of reporting and control procedures, including establishing credit limits and credit standards based upon a review of the counterparty's financial condition and credit ratings. The Company monitors trading activity and collateral levels on a daily basis for compliance with regulatory and internal guidelines and obtains additional collateral, if appropriate.

The Company uses securities borrowed and loaned transactions to facilitate the settlement process to meet its customers' needs and to enter into equity finance transactions. Under these transactions, the Company either receives or provides collateral, generally cash or securities.

In the event the counterparty is unable to meet its contractual obligations to return the pledged collateral, the Company may be exposed to the market risk of acquiring the collateral at prevailing market prices.

The Company is subject to operational, technological and settlement risks. These include the risk of potential financial loss attributable to operational factors such as untimely or inaccurate trade execution, clearance or settlement or the inability to process large volumes or transactions.

The Company is also subject to risk of loss attributable to technological limitations or computer failures that may constrain the Company's ability to gather, process and communicate information efficiently, securely and without interruption.

7. Income Taxes

For tax purposes, the Company is disregarded as an entity separate from its single member, IHI, pursuant to U.S. Income Tax Regulations Sec. 301.7701-3(b)(1)(ii). The Company pays to or recovers from IHI the taxes it has recorded, which are calculated on a separate company basis under a tax sharing agreement with IHI.. The Company, together with IHI and certain other subsidiaries in the United States, is included in a consolidated Federal income tax return, and consolidated or combined state and local income tax returns.

The Company is currently under routine federal income tax audits for the short period December 8, 2005 to December 31, 2005, calendar year ended December 31, 2006, short period January 1, 2007 to January 31, 2007, short period February 1, 2007 to March 31, 2007 and the fiscal years ended March 31, 2008 and March 31, 2009. The Internal Revenue Service (IRS) has proposed adjustments in the timing of the deduction for certain expense items. The Company disagrees with the proposed adjustments, has filed a protest and has presented the Company's position to the Appeals Office of the IRS. As of the date of this report, a decision has not been issued.

Additionally, the Company is currently under routine audits by various state and local tax jurisdictions for the short period December 8, 2005 to December 31, 2005, calendar year ended December 31, 2006, short period January 1, 2007 to January 31, 2007, the short period from February 1, 2007 to March 31, 2007, and the year ended March 31, 2008.

As stated in "2. Significant Accounting Policies" above, the Company did not identify any unrecognized tax benefits that should be recorded with respect to its tax positions. Additionally, as of the date of this report, the Company does not believe that the tax audits will result in a significant increase in unrecognized benefits.

The Company records deferred tax assets and liabilities for the difference between the tax basis of assets and liabilities and the amounts recorded for financial reporting purposes, using current tax rates. Deferred tax expenses and benefits are recognized in the statement of operations for changes in deferred tax assets and liabilities.

The deferred tax asset of $2,529,120 relates to temporary differences at March 31, 2012 primarily consisting of compensation based accruals. Management believes that it is more likely than not that the deferred tax asset will be realized.

The Company does not believe that it is reasonably possible that any significant unrecognized tax benefits will be recorded within the next twelve months.

8. Fair Value of Financial Instruments

ASC 820, *Fair Value Measurements*, requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the statement of financial condition. Fair value is defined as the price at which an asset or liability could be exchanged in a current transaction between knowledgeable, willing parties. Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied.

These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments' complexity. ASC 820 establishes the following three hierarchies for fair value:

Level I – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level II – Inputs other than quoted prices included in Level I that are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument's anticipated life.

Level III – Inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. Assumptions include those of risk, both the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

An instrument's categorization within the fair value hierarchy is based on the lowest level of significant input to its valuation.

Estimated fair value of financial instruments not carried at fair value

Certain financial instruments are not carried at fair value on a recurring basis in the statement of financial condition since they are neither held for trading purposes nor are elected for the fair value option. These are typically carried at contractual amounts due.

The carrying value of the majority of the following financial instruments will approximate fair value since they are liquid, short-term in nature and or contain minimal credit risk. These include Cash and cash equivalents, Securities borrowed, Other Assets and Securities loaned.

8. Fair Value of Financial Instruments (continued)

The following table presents carrying values, estimated fair values and classification within the fair value hierarchy of those fair values for financial instruments which are carried on a basis other than fair value within the Statement of Financial Condition as of March 31, 2012.

	Carrying Value	Fair Value	Fair Value of Level I	Fair Value of Level II	Fair Value of Level III
Assets					
Cash and cash equivalents	$ 133,987,634	$ 133,987,634	$ 133,987,634	$ –	$ –
Securities borrowed	13,789,200	13,371,975	–	13,371,975	–
Other assets	1,406,832	1,406,832	–	–	1,406,832
Liabilities					
Securities loaned	$ 46,487,600	$ 45,980,194	$ –	$ 45,980,194	$ –

9. Regulatory Requirements

The Company is a registered broker-dealer and, accordingly, is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The Company has elected to use the alternative net capital method, permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital equal to the greater of $1,000,000 or 2% of aggregate debit items arising from customer transactions.

At March 31, 2012, the Company had regulatory net capital of $118,562,920 which was $117,161,850 in excess of its required net capital of $1,401,070. The Company's ratio of net capital to aggregate debit items was 169.25%.

Additionally, under Rule 15c3-3, the Company had cash on deposit of $11,500,000 in the special reserve bank account for the exclusive benefit of customers, with no required deposit at March 31, 2012. The Company deposited an additional $1,000,000 in the special reserve bank account for the calculation performed as of March 31, 2012, resulting in cash on deposit of $12,500,000 effective April 3, 2012.

9. Regulatory Requirements (continued)

Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule and other regulatory bodies. The Company did not require any such notification during the fiscal year ended March 31, 2012.

The Company has commenced commodity futures brokerage activity. Instinet acts solely as an introducing broker and neither executes nor clears commodity futures transactions with its customers. CFTC has a $1,000,000 minimum capital requirement that applies to the Company's futures activity.

10. Subsequent Events

The Company has evaluated subsequent events through May 25, 2012, the date as of which the statement of financial condition is being issued.

Ernst & Young LLP

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